FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 15, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS’ EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS DECISION

MTS PRESS RELEASE. JUNE 15, 2006

MOSCOW, RUSSIAN FEDERATION – JUNE 15, 2006 – MOBILE TELESYSTEMS OJSC (“MTS” - NYSE: MBT), THE LARGEST MOBILE PHONE OPERATOR IN RUSSIA AND THE CIS, ANNOUNCES THE DECISION MADE AT ITS EXTRAORDINARY MEETING OF SHAREHOLDERS.

On June 14, 2006, the Extraordinary General Meeting of Shareholders (EGM) terminated the powers of the current President and CEO, Mr Vassily Sidorov, and elected Mr Leonid Melamed as the Company’s new President and CEO. Mr Melamed has been the acting President and CEO of MTS since April 14, 2006.

Commenting on the appointment, the Chairman of MTS’ Board of Directors (BoD), Sergey Schebetov, said: “We are pleased with the shareholders’ decision to approve Leonid Melamed to the position of President and CEO. As Chairman of the Company’s BoD, I feel that Leonid is the right man for the job given his proven experience as a manager and his leadership skills.”

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Biography

Leonid Melamed was born on July 11, 1967 in Moscow. He is a graduate of the Sechenov Moscow Medical Academy and holds a PhD in Medicine.

From February 1992, he served as Director of ROSNO’s Centre for Medical Insurance. In June 1992 he held the position of Deputy Chairman of the Management Board and, from 1993, First Deputy Chairman of the Management Board. From September 1997, he served as First Deputy Director General and, from March 2001, as First Deputy Director General-Executive Director. Mr Melamed held the position of Director General and Chairman of the Management Board of ROSNO from September 15, 2003.

Mr Melamed was appointed by MTS’ BoD to the position of acting President and CEO of MTS on April 14, 2006.

Leonid Melamed is married with two daughters and one son.

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For further information, please contact:

Mobile TeleSystems, Moscow	tel: +7 495 223 2025
Investor Relations	e-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 62.89 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of approximately 233.1 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and

WWW.MTS.RU

that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Leonid Melamed
	Name:	Leonid Melamed
	Title:	CEO

Date: June 15, 2006